SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AGREES TO RECOGNISE PILOT UNIONS TO AVOID WIDESPREAD CUSTOMER DISRUPTIONS OVER CHRISTMAS PERIOD

Ryanair today (Fri 15 Dec) announced that it has written to the pilot unions in Ireland, the UK, Germany, Italy, Spain and Portugal inviting each of them to talks to recognise these unions as the representative body for pilots in Ryanair in each of these countries, as long as they establish Committees of Ryanair pilots to deal with Ryanair issues, as Ryanair will not engage with pilots who fly for competitor airlines in Ireland or elsewhere.

Ryanair will now change its long standing policy of not recognising unions in order to avoid any threat of disruption to its customers and its flights from pilot unions during Christmas week. Ryanair now calls on these pilot unions to call off the threatened industrial action on Wed 20 Dec next so that our customers can look forward to travelling home for Christmas without the threat or worry of pilot strikes hanging over them.

Ryanair's Michael O'Leary said:

"Christmas flights are very important to our customers and we wish to remove any worry or concern that they may be disrupted by pilot industrial action next week.

If the best way to achieve this is to talk to our pilots through a recognised union process, then we are prepared to do so, and we have written today to these unions inviting them to talks to recognise them and calling on them to cancel the threatened industrial action planned for Christmas week.

Recognising unions will be a significant change for Ryanair, but we have delivered radical change before, most recently when we launched Ryanair Labs and our highly successful Always Getting Better customer improvement programme in 2013.

Putting the needs of our customers first, and avoiding disruption to their Christmas flights, is the reason why we will now deal with our pilots through recognised national union structures and we hope and expect that these structures can and will be agreed with our pilots early in the New Year."

 Click on, or paste the following link into your web browser, to view the associated PDF document

http://www.rns-pdf.londonstockexchange.com/rns/4721Z_-2017-12-15.pdf

For further information
please contact:
Robin Kiely                            Piaras Kelly
                                            Ryanair DAC                          Edelman Ireland
                                           Tel: +353-1-9451949              Tel: +353-1-6789333
                            press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 December, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary